# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Real Brokerage Inc, CIK 0001862461
CUSIP: 75585H206
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 701 BRICKELL AVENUE, 17TH FLOOR, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001919883

## Reporting persons
- Poleg Tamir: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 12,240,091; shared voting power 0; sole dispositive power 12,240,091; shared dispositive power 0; aggregate amount beneficially owned 12,240,091 (5.7% of the class)
  Comment: The numbers reported in rows 5, 7, and 9 includes: 7,214,467 shares of the issuer's ("Issuer") common shares ("Common Shares") of which Tamir Poleg ("Mr. Poleg") is the beneficial owner and 5,025,624 shares of the Issuer's Common Shares that Mr. Poleg has the right to obtain, within 60 days of September 30, 2025, upon the exercise of 5,025,624 stock options ("Stock Options") at a ratio of one Common Share for each Stock Option.
  
  The number reported in row 11 is based upon 210,911,127 shares of the Issuer's Common Shares outstanding as of September 30, 2025, together with the 5,025,624 Common Shares that Mr. Poleg has the right to obtain within 60 days of September 30, 2025, upon the exercise of 5,025,624 Stock Options.

## Item 1. Issuer
Name of issuer: Real Brokerage Inc
Address of issuer's principal executive offices: 701 BRICKELL AVENUE, 17TH FLOOR, MIAMI, FLORIDA, 33131.

## Item 2. Person Filing
Name of person filing: The person filing this Schedule 13G/A is Tamir Poleg.
Address of principal business office or, if none, residence: 11 Hagalim St. Arsuf, Israel 4692000
Citizenship: Mr. Poleg is an Israeli citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,240,091.00
Percent of class: 5.7%
Sole power to vote or to direct the vote: 12,240,091.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,240,091.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Poleg Tamir: Tamir Poleg, Tamir Poleg (10/24/2025)